Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

June 25, 2019	NR 19-06

Alianza Minerals arranges $750,000 Financing

●	$500,000 in Units for Exploration & Working Capital
●	$250,000 in Flow Through for Yukon Exploration

Vancouver B.C. – June 25, 2019 - Alianza Minerals Ltd. (TSXV: ANZ  OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that it has arranged a financing of $750,000 to further advance its projects in BC, Yukon, Nevada and Peru.

“The flow through share funding will allow us to expand our work at the high grade Haldane Silver Project in the Yukon Territory,” stated Jason Weber, P.Geo., President and CEO of Alianza. “The hard dollars will fund our working capital and investor relations programs now that we are actively exploring six projects, four of which are funded by an earn-in partner.”

Financing Terms – Non-Flow Through Units (10,000,000 units)

Each non-flow through unit is comprised of one common share and one common share purchase warrant at $0.05 per unit. The warrant is valid for three years from the date of closing of the offering and is exercisable at $0.10 to acquire one common share.

Financing Terms – Flow Through Shares (4,166,666 flow-through shares)

The flow through shares will be eligible for a tax deduction for Canadian income tax payers for the 2019 year. These shares will be issued at $0.06 per share and the proceeds will be spent on qualifying exploration expenditures in the Yukon Territory.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants will be paid to eligible parties. Members of Alianza’s board of directors and management team may be participating in this offering.  All securities are subject to a four-month hold from the date of closing.

Use of Proceeds

Alianza will use proceeds of this financing to increase the exploration program at its Haldane silver project in the Keno District, Yukon.  The 2018 field program identified a new silver vein target at the Bighorn Anomaly, 2.5 km from known mineralization at the MHVS targets where work extended the potential strike length to over 3.5 km. Trenching and/or drilling are planned for these targets and good results will upgrade the project for further work which may be funded by a partner.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochshild Mining PLC (LON: HOC) and Coeur Mining, Inc. (NYSE: CDE).

The Company has 60.5 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.